

Mail Stop 4631

January 12, 2017

<u>Via E-Mail</u>
Hui Liu Ping
President
Arcom
Yanggu'ao Town, Lei Feng Village, Unit 4, No. 20
Hunan Province, Longhui County 422200
China

> **Re:** **Arcom**
> **Registration Statement on Form S-1**
> **Filed January 6, 2017**
> **File No. 333-215459**

Dear Ms. Ping:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your filing fails to include the auditors' consent that is required by Section 7 of the Securities Act of 1933. See also Rule 601(b)(23) of Regulation S-K. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction